SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

FIBRIA CELULOSE S.A.

(Name of issuer)

Common Shares

(Title of class of securities)

31573A109

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31573A109
1	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Votorantim Industrial S.A. Not Applicable
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with:	5	Sole voting power -0-
	6	Shared voting power 234,418,539
	7	Sole dispositive power -0-
	8	Shared dispositive power 234,418,539
9	Aggregate amount beneficially owned by each reporting person 234,418,539*
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 50.1*
12	Type of reporting person HC

*	Equals 137,279,283 Common Shares directly owned by Votorantim Industrial S.A. plus 97,139,256 Common Shares directly owned by BNDES Participações S.A. – BNDESPAR which are the subject of a shareholders agreement dated October 29, 2009 described in Item 4 hereof.

Item 1.

Item 1	(a).	Name of Issuer:

Fibria Celulose S.A.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Alameda Santos, 1357 - 8° andar 01419 São Paulo, SP Brazil

Item 2.

Item 2	(a).	Name of Person(s) Filing:

Votorantim Industrial S.A.

Votorantim Industrial S.A., or VID, is controlled by Votorantim Participações S.A., which is a company directly controlled by Hejoassu Administração S.A. Hejoassu Administração S.A. is owned by JEMF Participações S.A., AEM Participações S.A., ERMAN Participações S.A. and MRC Participações S.A., each owning 25.0% of its capital stock. JEMF Participações S.A., is directly controlled by José Ermírio de Moraes Neto, José Roberto Ermírio de Moraes and Neide Helena de Moraes, each holding 33.3% of its capital stock. AEM Participações S.A. is directly controlled by Antonio Ermírio de Moraes. ERMAN Participações S.A. is directly controlled by Ermírio Pereira de Moraes. MRC Participações S.A. is directly controlled by Maria Helena Moraes Scripilliti.

Item 2	(b).	Address of Principal Business Office:

Votorantim Industrial S.A. Rua Amauri, 255 - 13° andar 01448 São Paulo, SP Brazil

Item 2	(c).	Citizenship or Place of Organization:

VID is a corporation (sociedade anônima) organized under the laws of Brazil.

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e).	CUSIP Number:

31573A109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ A broker or dealer under Section 15 of the 1934 Act

	(b)	☐ A bank as defined in Section 3(a)(6) of the 1934 Act

	(c)	☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act

	(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a) Amount Beneficially Owned:

As of December 31, 2009, VID may be deemed to be the beneficial owner of 234,418,539 Common Shares, of which (i) 137,279,283 Common Shares are directly owned by VID, and (ii) 97,139,256 Common Shares are directly owned by BNDES Participações S.A. – BNDESPAR, or BNDESPAR, and are subject to a shareholders agreement dated October 29, 2009 among VID, BNDESPAR and Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.), or the Shareholders Agreement, a copy of which was filed with the Commission filed on Form 6-K on November 13, 2009.

Pursuant to the terms of the Shareholders Agreement, each of VID and BNDESPAR have agreed to vote the Common Shares subject to the Shareholders Agreement on matters specified in the Shareholders Agreement in accordance with the terms of the Shareholders Agreement. Each of VID and BNDESPAR have agreed not to sell, exchange, donate or otherwise dispose of, transfer or encumber, directly or indirectly, in whole or in part, the Common Shares subject to the Shareholders Agreement for a period of 36 months ending on October 29, 2012, or the Restricted Period. The Shareholders Agreement also provides that, if after the Restricted Period BNDESPAR desires to sell Common Shares to another company engaged in the paper and/or pulp industry and, as a result of such sale, the equity interest of BNDESPAR would be less than 9.72% of the total share capital of the Issuer, BNDESPAR must first offer such Common Shares to VID in accordance with the provisions of the Shareholders Agreement. If VID desires to sell Common Shares representing a controlling interest in the Issuer during the 12-month period following the Restricted Period, BNDESPAR shall be entitled to dispose of its Common Shares jointly with VID, subject to exceptions set forth in the Shareholders Agreement.

(b) Percent of Class:

As of December 31, 2009, Votorantim Industrial S.A. may be deemed to beneficially own approximately 50.1% of the total outstanding number of Common Shares.

(c) Number of shares as to which Votorantim Industrial S.A has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 234,418,539

(iii) sole power to dispose or to direct the disposition: 0

(iv) shared power to dispose or to direct the disposition: 234,418,539

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2010

Votorantim Industrial S.A.

By:	/s/ Alexandre S. D’Ambrosio
	Name:	Alexandre S. D’Ambrosio
	Title:	executive officer

By:	/s/ João Miranda
	Name:	João Miranda
	Title:	chief financial officer